Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

July 6, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
PLUS Based on the Value of the Tokyo Stock Price Index due October 3, 2018	June 30, 2017	A163
Buffered Accelerated Return Equity Securities due January 4, 2019	June 30, 2017	K833
Buffered Accelerated Return Equity Securities due July 3, 2020	June 30, 2017	K835
Absolute Return Barrier Securities due July 6, 2021	June 30, 2017	T1033
Accelerated Barrier Notes due July 3, 2020	June 30, 2017	T1035
Absolute Return Digital Barrier Securities due July 6, 2022	June 30, 2017	T1036
Accelerated Barrier Notes due July 6, 2022	June 30, 2017	T1040
Trigger Jump Securities due July 3, 2019	June 30, 2017	T1049
7.00% per annum Contingent Coupon Autocallable Yield Notes due October 9, 2018	June 30, 2017	U2099

8.50% per annum Contingent Coupon Autocallable Yield Notes due October 9, 2018	June 30, 2017	U2100
9.50% per annum Contingent Coupon Callable Yield Notes due July 6, 2020	June 30, 2017	U2102
7.00% per annum Contingent Coupon Callable Yield Notes due July 6, 2020	June 30, 2017	U2103
6.75% per annum Contingent Coupon Callable Yield Notes due July 6, 2022	June 30, 2017	U2108
7.50% per annum Contingent Coupon Autocallable Yield Notes due July 6, 2020	June 30, 2017	U2146